# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Marpai, Inc., CIK 0001844392
CUSIP: 571354109
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 615 CHANNELSIDE DRIVE, SUITE 207, TAMPA, Florida (FL), 33602
Date of event which requires filing of this statement: 07/31/2026
Filed by CIK 0002149385
Persons authorized to receive notices and communications: Calvin Steven Mitchell, 4424 Ihles Road, Lake Charles, Louisiana (LA), 70605, 337-249-7168

## Reporting persons
- Calvin Steven Mitchell (CIK 0002149385): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 2,050,000; shared voting power 0; sole dispositive power 2,050,000; shared dispositive power 0; aggregate amount beneficially owned 2,050,000 (6.9% of the class)
  Comment: Rows 7, 9 and 11 - (1) Calvin Steven Mitchell is the indirect beneficial owner of (i) 21,000 shares of Common Stock held of record by his spouse; (ii) 650,000 shares of Common Stock held of record by Benchmark Assets LLC, a Louisiana limited liability company owned and controlled by Mr. Mitchell ("Benchmark"), (iii) vested warrants to purchase 1,300,000 shares of Common Stock held of record by Benchmark, and (iv) 3,000 shares of Series A Convertible Preferred Stock of the Issuer that are convertible into 3,000,000 shares of Common Stock of the Issuer that are held of record by the Mitchell Family Trust II.
  
  Row 13 - (2) Based on 25,292,667 shares of Common Stock outstanding as of May 15, 2026 and after giving effect to the Issuer's private placement of securities on July 31, 2026.
- Benchmark Assets, LLC: type of reporting person: other (OO); citizenship or place of organization: Louisiana (LA); member of a group; source of funds: working capital (WC); sole voting power 1,950,000; shared voting power 0; sole dispositive power 1,950,000; shared dispositive power 0; aggregate amount beneficially owned 1,950,000 (6.6% of the class)
  Comment: Rows 7, 9 and 11 - (1)Calvin Steven Mitchell is the indirect beneficial owner of (i) 21,000 shares of Common Stock held of record by his spouse; (ii) 650,000 shares of Common Stock held of record by Benchmark Assets LLC, a Louisiana limited liability company owned and controlled by Mr. Mitchell ("Benchmark"), (iii) vested warrants to purchase 1,300,000 shares of Common Stock held of record by Benchmark, and (iv) 3,000 shares of Series A Convertible Preferred Stock of the Issuer that are convertible into 3,000,000 shares of Common Stock of the Issuer that are held of record by the Mitchell Family Trust II.
  
  Row 13 - (2) Based on 25,292,667 shares of Common Stock outstanding as of May 15, 2026 and after giving effect to the Issuer's private placement of securities on July 31, 2026.
- Mitchell Family Trust II: type of reporting person: other (OO); citizenship or place of organization: Louisiana (LA); member of a group; source of funds: working capital (WC); sole voting power 3,000,000; shared voting power 0; sole dispositive power 3,000,000; shared dispositive power 0; aggregate amount beneficially owned 3,000,000 (10.1% of the class)
  Comment: Rows 7, 9, 11 - (1) Calvin Steven Mitchell is the indirect beneficial owner of (i) 21,000 shares of Common Stock held of record by his spouse; (ii) 650,000 shares of Common Stock held of record by Benchmark Assets LLC, a Louisiana limited liability company owned and controlled by Mr. Mitchell ("Benchmark"), (iii) vested warrants to purchase 1,300,000 shares of Common Stock held of record by Benchmark, and (iv) 3,000 shares of Series A Convertible Preferred Stock of the Issuer that are convertible into 3,000,000 shares of Common Stock of the Issuer that are held of record by the Mitchell Family Trust II.
  
  Row 13 - (2) Based on 25,292,667 shares of Common Stock outstanding as of May 15, 2026 and after giving effect to the Issuer's private placement of securities on July 31, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Marpai, Inc.
Address of issuer's principal executive offices: 615 CHANNELSIDE DRIVE, SUITE 207, TAMPA, Florida (FL), 33602
Comment:
This Amendment No. 1 (this "Amendment") to the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on August 12, 2026 (the "Original Schedule 13D") relates to the common stock, par value $0.0001 per share ("Common Stock"), of Grow Capital, Inc., (the "Issuer"). The address of the Issuer's principal executive offices is 615 Channelside Drive, Suite 207, Tampa, Florida 33602. Except as expressly modified by this Amendment, all provisions of the Schedule 13D shall continue in full force and effect.

This Amendment amends and supplements the Original Schedule 13D as follows:

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed jointly on behalf of Calvin Steven Mitchell, Benchmark Assets, LLC ("Benchmark") and the Mitchell Family Trust II (the "Trust") (each a "Reporting Person" and collectively, the "Reporting Persons").
Residence or business address: The business address for each of the Reporting Persons is 4424 Ihles Road, Lake Charles, LA 70605.
Present principal occupation or employment: Calvin Steven Mitchell is the sole member and manager of Benchmark. The principal occupation and employment of Calvin Steven Mitchell is partner and chief executive officer of the Mitchell Companies. The principal business address for each of the Benchmark and the Trust is 4424 Ihles Road, Lake Charles, LA 70605.
Criminal convictions in the last five years: None of the Reporting Persons was, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Person was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.
Citizenship: Calvin Steven Mitchell is a citizen of the United States. Benchmark is a Louisiana limited liability company and the Trust is an irrevocable trust of which Mr. Mitchell is a grantor.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Benchmark is the record owner of 650,000 shares of Common Stock (the "Shares") and warrants to purchase 1,300,000 shares of Common Stock (the "Warrants"), all of which were purchased by Benchmark on October 30, 2025 in a private placement conducted by the Issuer for an aggregate purchase price of $650,000. The Shares and Warrants were purchased from Benchmark's available working capital. Mr. Mitchell is the indirect beneficial owner of the Shares and Warrants as the sole member and manager of Benchmark.

The Trust is the record owner of 3,000,000 shares of Common Stock (the "Conversion Shares") issuable upon conversion of 3,000 shares of Series A Convertible Preferred Stock of the Issuer (the "Preferred Shares"). The Preferred Shares were purchased by the Trust on July 31, 2026 in a private placement conducted by the Issuer for an aggregate purchase price of $3,000,000. The Preferred Shares were purchased by the Trust from its available trust assets.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of August 12, 2026, Benchmark was the record beneficial owner of 650,000 Shares and 1,300,000 Warrants of the Issuer, representing approximately 6.6% of the outstanding Common Stock of the Issuer. Mr. Mitchell has sole voting and dispositive power of all shares held by Benchmark.

As of August 12, 2026, the Trust was the record beneficial ownership of 3,000,000 Conversion Shares and Preferred Shares of the Issuer, representing approximately 10.1% of the outstanding Common Stock of the Issuer.

As of August 12, 2026, Mr. Mitchell was the indirect beneficial owner of 2,050,000 shares of the Issuer's Common Stock, including the Shares and Warrants held of record by Benchmark, representing approximately 6.9% of the outstanding Common Stock of the Issuer.

All of the percentages of beneficial ownership of the Reporting Persons set forth in this Schedule 13D are based on 25,292,667 shares of issued and outstanding Common Stock of the Issuer as disclosed in the Issuer's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on May 15, 2026 and after giving effect to the Issuer's private placement of securities on July 31, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Mitchell has sole voting and dispositive power with respect to the 100,000 Shares beneficially owned by Mr. Mitchell and his spouse and the 650,000 Shares and 1,300,000 Warrants held of record by Benchmark.
Transactions in the class effected during the past sixty days:
In the sixty days prior to the filing of this Schedule 13D, the Reporting Persons engaged in the following transactions with respect to the Issuer's Common Stock:

On July 30, 2026, Mr. Mitchell's spouse purchased 29,000 shares for an average price of $2.08 per share at prices ranging from $1.90 to $2.26 per share in open market purchases;

On July 30, 2026, Mr. Mitchell purchased 50,000 shares for $2.27 per share in open market purchases; and

On July 31, 2026, the Trust purchased 3,000 Preferred Shares from the Issuer in a private placement transaction for a gross purchase price of $3,000,000.
Other persons with the right to receive dividends or sale proceeds: No person other than Mr. Mitchell, Benchmark and the Trust is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares of Common Stock of the Issuer reported hereby.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: In connection with the Trust's acquisition from the Issuer of the Preferred Shares in a private placement transaction, on July 31, 2026 the Issuer and the Trust entered into a series A securities purchase agreement (the "Purchase Agreement") and a separate a board observer agreement (the "Board Observer Agreement"). The Purchase Agreement set forth the terms and conditions of the Trust's acquisition of the Preferred Shares, including the conversion and voting rights of the Preferred Shares. The Board Observer Agreement provided that Mr. Mitchell will serve as an observer to the board of directors of the Issuer. Pursuant to the Board Observer Agreement, Mr. Mitchell will be entitled to serve as a board observer for a period of two (2) years, provided that the Trust continues to own at least 3,000 Preferred Shares.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: The Purchase Agreement was filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K as filed with the SEC on July 31, 2026 and is incorporated herein by reference. The Board Observer Agreement was filed as Exhibit 10.2 to the Issuer's Current Report on Form 8-K as filed with the SEC on July 31, 2026 and is incorporated herein by reference.

## Signatures
- Calvin Steven Mitchell: /s/ Calvin Steven Mitchell, Calvin Steven Mitchell (08/13/2026)
- Benchmark Assets, LLC: /s/ Calvin Steven Mitchell, Calvin Steven Mitchell Authorized Signatory (08/13/2026)
- Mitchell Family Trust II: /s/ Brent Cating, Brent Cating Trustee (08/13/2026)